Exhibit 11.1
VERAMARK TECHNOLOGIES, INC.
Calculation of Earnings per Share

	Year Ended December 31,
	2009	2008	2007

Basic

Net Loss	$(1,140,401)	$(431,411)	$(706,049)

Weighted average common shares outstanding	9,871,065	9,560,414	8,972,412

Loss per common share	$(0.12)	$(0.04)	$(0.08)

Diluted

Net Loss	$(1,140,401)	$(431,411)	$(706,049)

Weighted average common shares outstanding	9,871,065	9,560,414	8,972,412

Additional dilutive effect of stock options & warrants after application of treasury stock method	—	—	—

Weighted average dilutive shares outstanding	9,871,065	9,560,414	8,972,412

Loss per common share assuming full dilution	$(0.12)	$(0.04)	$(0.08)